Contact

info@rostokltd.com

www.linkedin.com/in/patrick-wilson-4b92873 (LinkedIn)
espanita-tequila.com (Company)

Top Skills

Portfolio Management

Sales Management

Marketing

Patrick Wilson

Chief Operating Officer at Espanita Tequila Company
Cheyenne

Summary

Patrick Wilson serves as a Chief Operating Officer for Espanita Tequila Company, marketing and sales support organization dedicated to growing brand awareness and distribution footprint of award-winning Espanita Tequila, a craft spirit brand endorsed by Music Icon, Pitbull.

Experienced and accomplished distilled spirits industry executive and results-driven leader with a proven track record of success with 15+ years of brand development and supply chain management.

Experienced in all facets of craft spirits distribution, including strategy, sales management, brand building activation in all selling channels, with additional strength's in supplier relationships & brand acquisitions, P & L management, strategic planning / forecasting, marketing / strategic product positioning and procurement.

Experience

Espanita Tequila Company, LLC
Chief Operating Officer
January 2020 - Present (1 year 3 months)

Leads oversight for all supply chain solutions for Espanita Tequila as well as distributor management. Leveraging his leadership skills and tenured industry experience, Patrick's focus is on delivering the most efficient, cost-effective and seamless operations for Espanita in all states of distribution.

Rostok Ltd
Managing Member
November 2007 - Present (13 years 5 months)

Providing marketing and sales support to the companies in distilled spirits industry. Vast knowledge and experience in logistics and sourcing of materials necessary in the adult beverage market. The company collaborates with craft spirits makers throughout the brand building process – from developing a unique identity that appeals to target customers, to designing marketing campaigns that result in customer engagement and boosted sales.

Education

North Carolina State University